Filed by Photo Control Corporation
Pursuant to Rule 425 of the
Securities Act of 1933
Registration Statement No. 333-115593

August 16, 2004

FOR IMMEDIATE RELEASE......................Photo Control Corporation, 4800 Quebec Avenue North, Minneapolis, MN (NASDAQ Small Cap-PHOC) reports earnings for the second quarter ending June 30, 2004

SUMMARY OF EARNINGS	THREE MONTHS ENDED		SIX MONTHS ENDED
	June 30		June 30

	2004	2003	2004	2003

Sales	$2,340,658	$1,700,519	$3,966,827	$3,171,719

Income(Loss) Before Income Tax	(200,425)	(190,490)	(861,532)	(621,063)

Net Income(Loss)	(200,425)	(190,490)	(861,532)	(507,063)

Net Income(Loss) Per Common Share-Basic	(.12)	(.12)	(.50)	(.32)

Net Income(Loss) Per Common Share-Diluted	(.12)	(.12)	(.50)	(.32)

Photo Control has scheduled a shareholders' meeting for August 31, 2004 at 10:00 a.m. at its offices, 4800 Quebec Avenue North, Minneapolis, Minnesota, to approve the previously announced merger with Nature Vision, Inc.

Photo Control has mailed a joint proxy statement/prospectus to its shareholders in connection with the merger and the meetings of its shareholders. Investors and security-holders of Photo Control are urged to read the joint proxy statement/prospectus because it will contain important information about the transaction. Investors and security-holders may obtain a free copy of the joint proxy statement/prospectus at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Photo Control.

Contact Person:
John R. Helmen
President and C.E.O.
Photo Control Corporation